DIVERSIFIED RESOURCES INC.
37 Mayfair Road SW
Calgary, Alberta T2V 1Y8

December 9, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Mark Wojciechowski

Re:          Diversified Resources Inc.
Geologist Letter
File No. 333-175183

Dear Mr. Wojciechowski,

Pursuant to your recent request, please find attached the requested letter from our consulting geologist, dated December 5, 2011.

Yours truly,

/s/ Gordon Smith

Gordon Smith
President

DESERT VENTURES, INC.

5 December, 2011

Gordon Smith
Diversified Resources Inc.
#12 1220 Prominence Way SW
Calgary, Alberta T3H2B4

Dear Mr. Smith:

This letter will give you a brief summary of the exploration activity taking place on Diversified's Dunfee project in Nevada. A basic geologic mapping program to identify lithologic units, structures, veins and mineralized areas was completed in November. Our two geologists spent a total of four man days mapping the project. We have also collected 48 rock chip samples from outcrops on the property, and these samples have been turned in to American Assay Labs in Reno for gold and multi-element analysis.

The geologic mapping indicates the project is underlain by a thick sequence of Cambrian age sedimentary rocks comprising silts, shales and limestones. Intrusive rocks in the form of rhyolite and microdiorite dikes were also mapped. There are a number of E-W trending structures which contain brecciated quartz veins and often wide zones of clay alteration and iron-oxide staining. Many of these zones contain prospect pits and old mine workings.

The geologic map data will be digitized for presentation, and sample locations and results will also be plotted on the map. Assay results are anticipated by December 20.

Yours truly,

Ken Brook, President, RPG

2305 PLEASURE DR. • RENO, NEVADA 89509 • (775) 825-0719